SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LIBERTY MEDIA CORPORATION

(Name of Issuer)

Series A Liberty SiriusXM Common Stock, par value $0.01 per share;

Series B Liberty SiriusXM Common Stock, par value $0.01 per share;

Series A Liberty Braves Common Stock, par value $0.01 per share;

Series B Liberty Braves Common Stock, par value $0.01 per share;

Series A Liberty Media Common Stock, par value $0.01 per share; and

Series B Liberty Media Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Liberty SiriusXM Common Stock: 531229409

Series B Liberty SiriusXM Common Stock: 531229508

Series A Liberty Braves Common Stock: 531229706

Series B Liberty Braves Common Stock: 531229805

Series A Liberty Media Common Stock: 531229870

Series B Liberty Media Common Stock: 531229862

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 531229409 (LSXMA) 531229508 (LSXMB) 531229706 (BATRA) 531229805 (BATRB) 531229870 (LMCA) 531229862 (LMCB)

1	Names of Reporting Persons John C. Malone

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7

Sole Voting Power
Series A Liberty SiriusXM Common Stock:  1,167,728 (1), (2), (3), (4)

Series B Liberty SiriusXM Common Stock:  9,346,654 (1), (5)

Series A Liberty Braves Common Stock:  116,771 (1), (2), (3), (4)

Series B Liberty Braves Common Stock:  934,664 (1), (5)

Series A Liberty Media Common Stock:  291,930 (1), (2), (3), (4)

Series B Liberty Media Common Stock:  2,336,663 (1), (5)

8

Shared Voting Power
Series A Liberty SiriusXM Common Stock:  34,759 (6)

Series B Liberty SiriusXM Common Stock:  108,687 (6)

Series A Liberty Braves Common Stock:  3,475 (6)

Series B Liberty Braves Common Stock:  10,868 (6)

Series A Liberty Media Common Stock:  8,689 (6)

Series B Liberty Media Common Stock:  27,171 (6)

9

Sole Dispositive Power
Series A Liberty SiriusXM Common Stock:  1,167,728 (1), (2), (3), (4)

Series B Liberty SiriusXM Common Stock:  9,346,654 (1), (5)

Series A Liberty Braves Common Stock:  116,771 (1), (2), (3), (4)

Series B Liberty Braves Common Stock:  934,664 (1), (5)

Series A Liberty Media Common Stock:  291,930 (1), (2), (3), (4)

Series B Liberty Media Common Stock:  2,336,663 (1), (5)

10

Shared Dispositive Power
Series A Liberty SiriusXM Common Stock:  34,759 (6)

Series B Liberty SiriusXM Common Stock:  108,687 (6)

Series A Liberty Braves Common Stock:  3,475 (6)

Series B Liberty Braves Common Stock:  10,868 (6)

Series A Liberty Media Common Stock:  8,689 (6)

Series B Liberty Media Common Stock:  27,171 (6)

11

Aggregate Amount Beneficially Owned by Each Reporting Person
Series A Liberty SiriusXM Common Stock:  1,202,487 (1), (2), (3), (4), (6)

Series B Liberty SiriusXM Common Stock:  9,455,341 (1), (5), (6)

Series A Liberty Braves Common Stock:  120,246 (1), (2), (3), (4), (6)

Series B Liberty Braves Common Stock:  945,532 (1), (5), (6)

Series A Liberty Media Common Stock:  300,619 (1), (2), (3), (4), (6)

Series B Liberty Media Common Stock:  2,363,834 (1), (5), (6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row (11)
Series A Liberty SiriusXM Common Stock:  1.2% (7)

Series B Liberty SiriusXM Common Stock:  95.8% (7)

Series A Liberty Braves Common Stock:  1.2% (7)

Series B Liberty Braves Common Stock:  95.8% (7)

Series A Liberty Media Common Stock:  1.2% (7)

Series B Liberty Media Common Stock:  95.8% (7)

14	Type of Reporting Person (See Instructions) IN

(1) Includes 101,778 shares of Series A Liberty SiriusXM Common Stock, 230,564 shares of Series B Liberty SiriusXM Common Stock, 10,177 shares of Series A Liberty Braves Common Stock, 23,056 shares of Series B Liberty Braves Common Stock, 25,444 shares of Series A Liberty Media Common Stock and 57,641 shares of Series B Liberty Media Common Stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2) Includes 714,685 shares of Series A Liberty SiriusXM Common Stock, 71,467 shares of Series A Liberty Braves Common Stock and 178,670 shares of Series A Liberty Media Common Stock in the aggregate pledged to Fidelity Brokerage Services, LLC (“Fidelity”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with margin loan facilities extended by Fidelity and Merrill Lynch.

(3) Does not include shares of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock or Series A Liberty Media Common Stock issuable upon conversion of shares of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock and Series B Liberty Media Common Stock, respectively, beneficially owned by Mr. Malone; however, if such shares of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Media Common Stock were included, Mr. Malone would have sole voting and dispositive power over (a) 10,514,382 shares of Series A Liberty SiriusXM Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty SiriusXM Common Stock would be 9.4% of the total outstanding shares of Series A Liberty SiriusXM Common Stock, subject to the relevant footnotes set forth herein, (b) 1,051,435 shares of Series A Liberty Braves Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty Braves Common Stock would be 9.4% of the outstanding shares of Series A Liberty Braves Common Stock, subject to the relevant footnotes set forth herein and (c) 2,628,593 shares of Series A Liberty Media Common Stock and Mr. Malone’s beneficial ownership of Series A Liberty Media Common Stock would be 9.4% of the outstanding shares of Series A Liberty Media Common Stock, subject to the relevant footnotes set forth herein.

(4)  Includes 250,000 shares of Series A Liberty SiriusXM Common Stock, 25,000 shares of Series A Liberty Braves Common Stock and 62,500 shares of Series A Liberty Media Common Stock held by the Malone Family Land Preservation Foundation and 203,043 shares of Series A Liberty SiriusXM Common Stock, 20,304 shares of Series A Liberty Braves Common Stock and 50,760 shares of Series A Liberty Media Common Stock held by the Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(5)  Includes 490,597 shares of Series B Liberty SiriusXM Common Stock, 49,059 shares of Series B Liberty Braves Common Stock and 122,649 shares of Series B Liberty Media Common Stock held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trust.

(6) Includes 34,759 shares of Series A Liberty SiriusXM Common Stock, 108,687 shares of Series B Liberty SiriusXM Common Stock, 3,475 shares of Series A Liberty Braves Common Stock, 10,868 shares of Series B Liberty Braves Common Stock, 8,689 shares of Series A Liberty Media Common Stock and 27,171 shares of Series B Liberty Media Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(7) Based upon 102,276,938 shares of Series A Liberty SiriusXM Common Stock, 9,870,966 shares of Series B Liberty SiriusXM Common Stock, 10,227,693 shares of Series A Liberty Braves Common Stock, 987,096 shares of Series B Liberty Braves Common Stock, 25,569,234 shares of Series A Liberty Media Common Stock and 2,467,741 shares of Series B Liberty Media Common Stock, in each case, outstanding as of April 15, 2016 based on information provided by the Issuer.  At the option of the holder, each share of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock and Series B Liberty Media Common Stock is convertible into one share of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Media Common Stock, respectively. Each share of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock and Series B Liberty Media Common Stock is entitled to 10 votes, whereas each share of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Media Common Stock is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 47.6% of the voting power with respect to a general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY MEDIA CORPORATION

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on January 22, 2013 (the “Original Statement”), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on December 27, 2013 (“Amendment No. 1” and together with the Original Statement, the “Schedule 13D”), and relates to (i) the Series A Liberty SiriusXM common stock, par value $0.01 per share (the “Series A Liberty SiriusXM Common Stock”), (ii) the Series B Liberty SiriusXM common stock, par value $0.01 per share (the “Series B Liberty SiriusXM Common Stock”), (iii) the Series A Liberty Braves common stock, par value $0.01 per share (the “Series A Liberty Braves Common Stock”), (iv) the Series B Liberty Braves common stock, par value $0.01 per share (the “Series B Liberty Braves Common Stock”), (v) the Series A Liberty Media common stock, par value $0.01 per share (the “Series A Liberty Media Common Stock”), and (vi) the Series B Liberty Media common stock, par value $0.01 per share (the “Series B Liberty Media Common Stock” and together with the Series A Liberty SiriusXM Common Stock, the Series B Liberty SiriusXM Common Stock, the Series A Liberty Braves Common Stock, the Series B Liberty Braves Common Stock and the Series A Liberty Media Common Stock, the “Common Stock”). Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Mr. Malone is filing this Amendment to report a change in his beneficial ownership of shares of the Issuer’s Former Common Stock (as defined below) and Common Stock resulting from the Reclassification and Exchange (as defined below) effected by the Issuer on April 15, 2016.

Item 1.                                                         Security And Issuer

Item 1 of the Schedule 13D is hereby amended and restated to read as follows:

Mr. Malone is filing this Schedule 13D with respect to the following classes of shares of the Issuer, beneficially owned by Mr. Malone:

(a) Series A Liberty SiriusXM Common Stock, par value $0.01 per share;

(b) Series B Liberty SiriusXM Common Stock, par value $0.01 per share;

(c) Series A Liberty Braves Common Stock, par value $0.01 per share;

(d) Series B Liberty Braves Common Stock, par value $0.01 per share;

(e) Series A Liberty Media Common Stock, par value $0.01 per share; and

(f) Series B Liberty Media Common Stock, par value $0.01 per share.

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Mr. Malone is filing this Schedule 13D to report his acquisition of beneficial ownership, on April 15, 2016, of shares of Series A Liberty SiriusXM Common Stock, Series B Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock, Series B Liberty Braves Common Stock, Series A Liberty Media Common Stock and Series B Liberty Media Common Stock in connection with the reclassification and exchange (the “Reclassification and Exchange”) effected by the filing of the Issuer’s amended and restated certificate of incorporation of the Issuer’s former Series A common stock, Series B common stock and Series C common stock (the “Former Common Stock”) into three new tracking stocks. In the Reclassification and Exchange, each issued and outstanding share of the Issuer’s Former Common Stock was reclassified by exchanging each such share, upon the cancellation therefor, for (i) one newly issued share of the corresponding series of Liberty SiriusXM Common Stock, (ii) 0.1 of a newly issued share of the corresponding series of Liberty Braves Common Stock and (iii) 0.25 of a newly issued share of the corresponding series of Liberty Media Common Stock, with cash issued in lieu of fractional shares.

In the Reclassification and Exchange, shares of the Issuer’s Series C Liberty SiriusXM common stock, par value $0.01 per share (the “Series C Liberty SiriusXM Common Stock”), Series C Liberty Braves common stock, par value $0.01 per share (the “Series C Liberty Braves Common Stock”), and Series C Liberty Media common stock, par value $0.01 per share (the “Series C Liberty Media Common Stock” and together with the Series C Liberty SiriusXM Common Stock and the Series C Liberty Braves Common Stock, the “Series C Common Stock”), were also registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although Mr. Malone received shares of Series C Common Stock in the Reclassification and Exchange, such shares are not reported on this Amendment (other than in Item 6 below), as the Series C Common Stock does not have any voting powers except as required under Delaware law.

Pursuant to Rule 13d-3 under the Exchange Act, this Amendment also relates to the shares of Series A Liberty SiriusXM Common Stock issuable upon the conversion of shares of Series B Liberty SiriusXM Common Stock, the shares of Series A Liberty Braves Common Stock issuable upon the conversion of shares of Series B Liberty Braves Common Stock and the shares of Series A Liberty Media Common Stock issuable upon the conversion of shares of Series B Liberty Media Common Stock. At the option of the holder, each share of Series B Liberty SiriusXM Common Stock is convertible into one share of Series A Liberty SiriusXM Common Stock, each share of Series B Liberty Braves Common Stock is convertible into one share of Series A Liberty Braves Common Stock and each share of Series B Liberty Media Common Stock is convertible into one share of Series A Liberty Media Common Stock. Shares of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Media Common Stock are not convertible. The holders of Series A Liberty SiriusXM Common Stock, Series B Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock, Series B Liberty Braves Common Stock, Series A Liberty Media Common Stock and Series B Liberty Media Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock and Series B Liberty Media Common Stock are entitled to 10 votes per share and the holders of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Media Common Stock are entitled to one vote per share.

Item 3.                                                         Source and Amount of Funds.

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Schedule 13D on April 15, 2016 in connection with the Reclassification and Exchange as a result of his beneficial ownership of shares of Former Common Stock.

Item 4.                                                         Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Amendment on April 15, 2016 in connection with the Reclassification and Exchange. Mr. Malone is Chairman of the Board of directors of the Issuer.

Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock.  In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a) - (b)        Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Liberty SiriusXM Common Stock, Series B Liberty Braves Common Stock or Series B Liberty Media Common Stock into shares of Series A Liberty SiriusXM Common Stock, Series A Liberty Braves Common Stock and Series A Liberty Media Common Stock, respectively) (i) 1,202,487 shares of Series A Liberty SiriusXM Common Stock (including (A) 101,778 shares held by his wife as to which he disclaims beneficial ownership, (B) 250,000 shares held by the Malone Family Land Preservation Foundation and 203,043 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership and (C) 34,759 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 1.2% of the outstanding shares of Series A Liberty SiriusXM Common Stock, (ii) 9,455,341 shares of Series B Liberty SiriusXM Common Stock (including (A) 230,564 shares held by his wife, as to which shares Mr. Malone disclaims beneficial ownership, (B) 490,597 shares held by the CRT and (C) 108,687 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 95.8% of the outstanding shares of Series B Liberty SiriusXM Common Stock, (iii) 120,246 shares of Series A Liberty Braves Common Stock (including (A) 10,177 shares held by his wife as to which he disclaims beneficial ownership, (B) 25,000 shares held by the Malone Family Land Preservation Foundation and 20,304 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership and (C) 3,475 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 1.2% of the outstanding shares of Series A Liberty Braves Common Stock, (iv) 945,532 shares of Series B Liberty Braves Common Stock (including (A) 23,056 shares held by his wife, as to which shares Mr. Malone disclaims beneficial ownership, (B) 49,059 shares held by the CRT and (C) 10,868 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 95.8% of the outstanding shares of Series B Liberty Braves Common Stock, (v) 300,619 shares of Series A Liberty Media Common Stock (including (A) 25,444 shares held by his wife as to which he disclaims beneficial ownership, (B) 62,500 shares held by the Malone Family Land Preservation Foundation and 50,760 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership and (C) 8,689 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 1.2% of the outstanding shares of Series A Liberty Media

Common Stock, and (vi) 2,363,834 shares of Series B Liberty Media Common Stock (including (A) 57,641 shares held by his wife, as to which shares Mr. Malone disclaims beneficial ownership, (B) 122,649 shares held by the CRT and (C) 27,171 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 95.8% of the outstanding shares of Series B Liberty Media Common Stock.

The foregoing percentage interests are based on 102,276,938 shares of Series A Liberty SiriusXM Common Stock, 9,870,966 shares of Series B Liberty SiriusXM Common Stock, 10,227,693 shares of Series A Liberty Braves Common Stock, 987,096 shares of Series B Liberty Braves Common Stock, 25,569,234 shares of Series A Liberty Media Common Stock and 2,467,741 shares of Series B Liberty Media Common Stock, in each case, outstanding as of April 15, 2016 based on information provided by the Issuer.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 47.6% of the voting power with respect to a general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, his wife each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 34,759 shares of Series A Liberty SiriusXM Common Stock, 108,687 shares of Series B Liberty SiriusXM Common Stock, 3,475 shares of Series A Liberty Braves Common Stock, 10,868 shares of Series B Liberty Braves Common Stock, 8,689 shares of Series A Liberty Media Common Stock and 27,171 shares of Series B Liberty Media Common Stock as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)                                  Except as disclosed in this Amendment, neither Mr. Malone nor, to his knowledge, Mr. Malone’s wife, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated to read as follows:

Of the shares of Common Stock beneficially owned by Mr. Malone, 714,685 shares of Series A Liberty SiriusXM Common Stock, 71,467 shares of Series A Liberty Braves Common Stock and 178,670 shares of Series A Liberty Media Common Stock in the aggregate are pledged to Fidelity and Merrill Lynch in connection with margin loan facilities extended by Fidelity and Merrill Lynch.

Additionally, 17,468,904 shares of Series C Liberty SiriusXM Common Stock, 1,746,890 shares of Series C Liberty Braves Common Stock and 4,367,226 shares of Series C Liberty Media Common Stock in the aggregate are pledged to Fidelity, Merrill Lynch and Bank of America (“BoA”) in connection with margin loan facilities extended by Fidelity, Merrill Lynch and BoA.

Item 7.                                                         Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 2016
Date

/s/ John C. Malone
John C. Malone